Prospectus Supplement No. 21	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated June 15, 2022)	Registration Statement No. 333-264363

STARRY GROUP HOLDINGS, INC.

This prospectus supplement updates, amends and supplements the prospectus dated June 15, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-264363), as amended. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of Class A common stock are currently trading on the OTC Markets (“OTC”) under the symbol “STRY.” On February 23, 2023, the closing sale price of our Class A common stock was $0.008 per share. Our warrants are currently trading on the OTC under the symbol “STRYW.” On February 23, 2023, the closing sale price of our warrants was $0.004 per warrant.

Investing in shares of our Class A common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 9 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 24, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 23, 2023

STARRY GROUP HOLDINGS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-41336	87-4759355
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

38 Chauncy Street, Suite 200 Boston, MA		02111
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (617) 861-8300

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed on February 20, 2023, Starry Group Holdings, Inc. (the “Company”), together with certain of its subsidiaries, commenced voluntary chapter 11 proceedings (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

On February 23, 2023, the Bankruptcy Court entered an interim order (the “Interim Order”) in the Chapter 11 Cases establishing notice and hearing procedures for (1) trading in equity securities of the Company (the “Stock Procedures”), and (2) claiming worthless stock deductions with respect to equity securities of the Company (the “Worthless Stock Deduction Procedures”). Pursuant to the Interim Order, a copy of the notice of the Interim Order (the “Notice of Order”) is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The following summary of the Stock Procedures and Worthless Stock Deduction Procedures is qualified in its entirety by reference to the Notice of Order and the Interim Order. As a result of the Interim Order:

Stock Procedures

(1)
any person or entity who is or becomes a beneficial owner of at least 4.5% of all issued and outstanding shares of the common stock of the Company (equal to 7,566,341 shares of common stock, based on approximately 168,140,898 million shares of common stock issued and outstanding as of January 19, 2023) (a “Substantial Shareholder”) must file with the Bankruptcy Court a notice of such status on or before the date that is the later of (a) 20 calendar days after the date the Interim Order is entered and (b) five calendar days after the date such person qualifies as a Substantial Shareholder.
(2)
at least 20 calendar days before effectuating any transfer of equity securities that would result in (a) an increase or decrease in the amount of common stock beneficially owned by a Substantial Shareholder, (b) a person or entity becoming a Substantial Shareholder, or (c) a decrease in the amount of common stock beneficially owned by a Substantial Shareholder that would result in such person or entity no longer being a Substantial Shareholder, such person or entity must file with the Bankruptcy Court a notice of such proposed transfer; and
(3)
the Company will have 20 calendar days after receipt of any notice of such proposed transfer to file with the Bankruptcy Court and serve on such Substantial Shareholder or person or entity that may become a Substantial Shareholder, an objection to the transfer and, if the Company does so, such proposed transfer will not be effective unless approved by the Bankruptcy Court. If the Company does not object within such 20-day period, the transfer may proceed solely as set forth in the notice of transfer.

Worthless Stock Deduction Procedures

(1)
any person or entity who is or becomes a beneficial owner of at least 50% of all issued and outstanding shares of the common stock of the Company (a “50-percent Shareholder”) must file with the Bankruptcy Court a notice of such status on or before the date that is the later of (a) 20 calendar days after the date the Interim Order is entered and (b) five calendar days after the date such person qualifies as a 50-percent Shareholder.
(2)
at least 20 calendar days before filing any income tax return, or amendment to such a return, taking any worthlessness deduction with respect to common stock for a tax year ending before the consummation of a debt-for-stock recapitalization (or, if applicable, a chapter 11 sale process), such 50-percent Shareholder must file with the Bankruptcy Court a notice of the intended worthlessness deduction; and
(3)
the Company will have 20 calendar days after receipt of any notice of the intended worthlessness deduction to file with the Bankruptcy Court and serve on such 50-percent Shareholder, an objection to the proposed worthlessness deduction and, if the Company does so, then the filing of the income tax return with such deduction will not be permitted or effective unless approved by the Bankruptcy Court. If the Company does not object within such 20-day period, such deduction will be permitted as set forth in the notice of intent to take a worthless stock deduction.

The Interim Order provides that a final hearing on the motion to establish the Stock Procedures and Worthless Stock Deduction Procedures will be held on March 22, 2023 at 2:00 P.M. (Eastern Time) (the “Final Hearing”), and any objections to the relief granted by the Interim Order must be filed no later than seven days before the Final Hearing (the “Objection Deadline”). If an objection is timely filed and served before the Objection Deadline, such objection will be heard at the Final Hearing, and if no objections are timely filed and served, the Bankruptcy Court will enter a final order.

The foregoing description of the Interim Order is a summary and does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the Interim Order, a copy which may be obtained by following the instructions in the Notice of Order attached as Exhibit 99.1 hereto.

Forward-Looking Statements

This Current Report on Form 8-K includes statements that may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, express or implied forward-looking statements relating to the Chapter 11 Cases, the transactions contemplated under the Restructuring Support Agreement, our ability to continue operating in the ordinary course while the Chapter 11 Cases are pending and the orders and decisions of the Bankruptcy Court. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include risks relating to the timing and outcome of the Chapter 11 Cases and the our filing for relief under chapter 11 of the Bankruptcy Code, our ability to obtain timely approval by the Bankruptcy Court of the motions filed in the Chapter 11 Cases, employee attrition and our ability to retain senior management and other key personnel due to the distractions and uncertainties, our ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of the Chapter 11 Cases, the Bankruptcy Court’s rulings in the Chapter 11 Cases, the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 Cases, risks associated with any third party motions in the Chapter 11 Cases, increased administrative and legal costs related to the chapter 11 process, exposure to potential litigation and inherent risks involved in a bankruptcy process, risks arising from the previous delisting of the Company’s Class A Common Stock and warrants to purchase shares of such Class A Common Stock from the New York Stock Exchange, our limited remaining available cash, our potential inability to timely procure additional financing or other strategic options on favorable terms, or at all, the potential adverse effects of the Chapter 11 Cases on our liquidity or results of operations, the consequences of the acceleration of our debt obligations, our potential inability to realize the expected benefits of the previously announced reductions in force and other cost-cutting measures, our inability to (i) timely file our periodic reports or (ii) meet our periodic reporting requirements with the Securities and Exchange Commission (the “SEC”) and the risks and uncertainties described in the “Risk Factors” section of our Annual Report on Form 10-K and other filings with the SEC. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities laws.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Notice of Order, dated as of February 23, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Starry Group Holdings, Inc.

Date: February 24, 2023	By:	/s/ Chaitanya Kanojia
Name: Chaitanya Kanojia
Title: Chief Executive Officer